As filed with the Securities and Exchange Commission on September 29, 2010

File No. 812-13764

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

___________________________

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

GOLUB CAPITAL BDC, INC., GC ADVISORS LLC, GOLUB CAPITAL PARTNERS IV, L.P., GOLUB CAPITAL PARTNERS V, L.P., GOLUB CAPITAL PARTNERS VI, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL VI L.P., GOLUB CAPITAL INTERNATIONAL LTD., GC 2009 MEZZANINE PARTNERS, L.P., GOLUB CAPITAL COMPANY IV, LLC, GOLUB CAPITAL COMPANY V, LLC, GOLUB CAPITAL COMPANY VI, LLC, GOLUB CAPITAL COINVESTMENT, L.P., GOLUB CAPITAL PARTNERS COINVESTMENT LTD., GOLUB CAPITAL CP FUNDING LLC, GOLUB CAPITAL PARTNERS HOLDINGS LTD., GEMS FUND, L.P., GOLUB CAPITAL PARTNERS COINVESTMENT 2008 LTD., GOLUB CAPITAL FINANCE, LLC, GC FINANCE OPERATIONS LLC, GOLUB CAPITAL REVOLVER FUNDING LLC, GC PARTNERS INTERNATIONAL LTD., GOLUB CAPITAL PARTNERS LTD., GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD., GOLUB CAPITAL LTD. 2005-1, GOLUB CAPITAL LOAN TRUST 2005-1, GOLUB CAPITAL PARTNERS 2007-1 LTD., GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD., GCM 2007 OPPORTUNITY FUND, L.P., GOLUB CAPITAL PARTNERS FUNDING 2007-1 LTD., GCI CAPITAL MARKETS LLC, GOLUB INTERNATIONAL LOAN LTD. I, GOLUB CAPITAL FUNDING CLO-8 LTD., LEG PARTNERS DEBENTURE SBIC, L.P., LEG PARTNERS III SBIC, L.P., GOLUB CAPITAL PARTNERS 2007-2 LTD., GOLUB CAPITAL LTD. 2005-2, GOLUB CAPITAL FUNDING CLO-8-2, LTD., GOLUB CAPITAL PARTNERS VII, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P., GOLUB GP III, LLC, GOLUB GP V, LLC, GOLUB GP VI, LLC, GOLUB GP VII, LLC, GOLUB GP OFFSHORE VI, LTD., GC 2009 MEZZANINE GP LLC, GOLUB GCM 2007 GP, LLC, GOLUB GP OFFSHORE VII, LTD., GEMS ASSOCIATES, LLC, GOLUB CAPITAL COINVESTMENT, LLC, GOLUB DEBENTURE GP, LLC, GOLUB PS-GP, LLC, GOLUB CAPITAL INCORPORATED, GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC, GOLUB CAPITAL MANAGEMENT LLC, GOLUB CAPITAL PARTNERS MANAGEMENT LTD., GOLUB CAPITAL PARTNERS INTERNATIONAL LTD.

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

___________________________

All Communications, Notices and Orders to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

___________________________

Copies to:

David J. Harris
Michael L. Sherman
Dechert LLP
1775 I Street, N.W.
Washington, D.C.
(202) 261-3300

 September 29, 2010

___________________________

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

GOLUB CAPITAL BDC, INC., GC ADVISORS LLC, GOLUB CAPITAL PARTNERS IV, L.P., GOLUB CAPITAL PARTNERS V, L.P., GOLUB CAPITAL PARTNERS VI, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL VI L.P., GOLUB CAPITAL INTERNATIONAL LTD., GC 2009 MEZZANINE PARTNERS, L.P., GOLUB CAPITAL COMPANY IV, LLC, GOLUB CAPITAL COMPANY V, LLC, GOLUB CAPITAL COMPANY VI, LLC, GOLUB CAPITAL COINVESTMENT, L.P., GOLUB CAPITAL PARTNERS COINVESTMENT LTD., GOLUB CAPITAL CP FUNDING LLC, GOLUB CAPITAL PARTNERS HOLDINGS LTD., GEMS FUND, L.P., GOLUB CAPITAL PARTNERS COINVESTMENT 2008 LTD., GOLUB CAPITAL FINANCE, LLC, GC FINANCE OPERATIONS LLC, GOLUB CAPITAL REVOLVER FUNDING LLC, GC PARTNERS INTERNATIONAL LTD., GOLUB CAPITAL PARTNERS LTD., GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD., GOLUB CAPITAL LTD. 2005-1, GOLUB CAPITAL LOAN TRUST 2005-1, GOLUB CAPITAL PARTNERS 2007-1 LTD., GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD., GCM 2007 OPPORTUNITY FUND, L.P., GOLUB CAPITAL PARTNERS FUNDING 2007-1 LTD., GCI CAPITAL MARKETS LLC, GOLUB INTERNATIONAL LOAN LTD. I, GOLUB CAPITAL FUNDING CLO-8 LTD., LEG PARTNERS DEBENTURE SBIC, L.P., LEG PARTNERS III SBIC, L.P., GOLUB CAPITAL PARTNERS 2007-2 LTD., GOLUB CAPITAL LTD. 2005-2, GOLUB CAPITAL FUNDING CLO-8-2, LTD., GOLUB CAPITAL PARTNERS VII, L.P., GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P., GOLUB GP III, LLC, GOLUB GP V, LLC, GOLUB GP VI, LLC, GOLUB GP VII, LLC, GOLUB GP OFFSHORE VI, LTD., GC 2009 MEZZANINE GP, LLC, GOLUB GCM 2007 GP, LLC, GOLUB GP OFFSHORE VII, LTD., GEMS ASSOCIATES, LLC, GOLUB CAPITAL COINVESTMENT, LLC, GOLUB DEBENTURE GP, LLC, GOLUB PS-GP, LLC, GOLUB CAPITAL INCORPORATED, GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC, GOLUB CAPITAL MANAGEMENT LLC, GOLUB CAPITAL PARTNERS MANAGEMENT LTD., GOLUB CAPITAL PARTNERS INTERNATIONAL LTD.

150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

File No. 812-13764
Investment Company Act of 1940
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AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “ Commission ”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”), and Rule 17d-1 promulgated under the Act, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):1

•	Golub Capital BDC, Inc. (the “Company”);

•	GC Advisors LLC, the Company’s investment adviser (“GC Advisors”);

•
Certain pooled investment vehicles set forth on Schedule A hereto that are advised or sponsored by GC Advisors (or by an entity directly or indirectly controlled by, or under common control with, GC Advisors within the meaning of Section 2(a)(9) as set forth on Schedule A hereto (a “Controlled Adviser”)) (the “Existing Funds” and, together with the Future Funds and the Special Purpose Vehicles as set forth on Schedule A hereto, and as each is defined herein, the “Funds”); and

•
The general partners or managing members of such Funds as set forth on Schedule A hereto (the “Fund GPs”) and any Controlled Advisers providing investment advisory services to the Funds or to any separately managed account that may co-invest alongside the Funds (together with the Company, GC Advisors, the Funds and Fund GPs, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Applicants and any other investment fund that GC Advisors or a Controlled Adviser  may in the future sponsor or provide with investment management services (collectively, the “Future Funds”) to co-invest in the same investment opportunities (“portfolio companies” and each such transaction, a “Co-Investment Transaction”), where such co-investments might otherwise be prohibited by Section 57(a)(4) of the Act, through a proposed co-investment program (the “Co-Investment Program”).

All Funds that may rely on the Order will comply with its terms and conditions.  All existing entities that currently intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that relies on the order in the future will comply with the terms and conditions of this Application.

[1]	Unless otherwise indicated, all section and rule references herein are to sections of, and rules under, the Act.

I.             APPLICANTS

A.           Golub Capital BDC

The Company is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Act.2  The Company, which was organized in Delaware on November 9, 2009, as a limited liability company and converted into a Delaware corporation on April 13, 2010, completed its initial public offering on April 14, 2010.  The Company has made an election to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”), and intends to continue to make such election in the future.  The Company’s principal place of business is 150 South Wacker Drive, Suite 800, Chicago, Illinois 60606.

The Company seeks to maximize the total return to its stockholders through both current income and capital appreciation through debt and minority equity investments.  The Company intends to achieve its investment objective by (1) accessing the established loan origination channels developed by Golub Capital Incorporated and Golub Capital Management LLC (collectively “Golub Capital”), (2) selecting investments within its core middle-market company focus, (3) partnering with experienced private equity firms, or sponsors, (4) implementing the disciplined underwriting standards of Golub Capital and (5) drawing upon the aggregate experience and resources of Golub Capital, a leading lender to middle-market companies.  The Company expects that its income will be generated primarily from the difference between the interest income generated by its investments and the cost of its capital.  The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.

The Company’s business and affairs are managed under the direction of its board of directors (the “Board”).  The Board consists of five members, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act.3  The Board has delegated daily management and investment authority to GC Advisors pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”) dated April 14, 2010.  An affiliate of GC Advisors, GC Service Company, LLC, provides the administrative services necessary for the Company to operate.

B.           GC Advisors

GC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to the Company pursuant to the Investment Advisory Agreement.4  Subject to the overall supervision of the Board, GC Advisors will manage the day-to-day operations of, and provide investment advisory and management services to, the Company.  Under the terms of the Investment Advisory Agreement, GC Advisors will: (i) determine the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); (iii) close and monitor the investments the Company makes; and (iv) determine the securities and other assets that the Company will purchase, retain or sell.

[2]
Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.  The Company filed its election to be a BDC on April 12, 2010.

[3]
Currently, Lawrence E. Golub serves as a Director and Chairman of the Board and David B. Golub serves as a Director and Chief Executive Officer of the Company.  Messrs. Lawrence E. Golub and David B. Golub and certain trusts for the benefit of their families also have direct or indirect beneficial ownership and financial interests in certain of the Funds, GC Advisors and other Applicants.  It is not expected that Messrs. Lawrence E. Golub and David B. Golub will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest they have in securities of the Company or any interest in another Applicant.

[4]
The Company’s senior management and members of GC Advisors’ investment committee have ownership and financial interests in GC Advisors, the Company and other Applicants, and Messrs. Lawrence E. Golub and David B. Golub are control persons of GC Advisors.

GC Advisors’ services under the Investment Advisory Agreement will not be exclusive, and it is free to furnish similar services to other entities.  GC Advisors or a Controlled Adviser currently serves as investment adviser to each of the Existing Funds.5  The Company may seek to co-invest with the Funds.6

C.           Existing Funds, Special Purpose Vehicles and Fund GPs

The Existing Funds consist of Golub Capital Partners IV, L.P., Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners International VI, L.P., Golub Capital International Ltd. and GC 2009 Mezzanine Partners, L.P., GEMS Fund L.P., GCM 2007 Opportunity Fund L.P., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P.

Golub Capital Partners IV, L.P. Golub Capital Company IV, L.P. (“Golub Capital IV”) is a Delaware limited partnership.  Golub Capital IV was formerly known as LEG Partners III, L.P.  Golub GP III, LLC is general partner of Golub Capital IV.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the general partner.  The general partner will have ultimate responsibility for Golub Capital IV’s management, operations and administration.  Golub Capital IV holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital IV is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners V, L.P. Golub Capital Company V, L.P. (“Golub Capital V”) is a Delaware limited partnership.  Golub GP V, LLC is the general partner of Golub Capital V.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital V’s management, operations and administration.  Golub Capital V holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital V is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

[5]	In addition to the Company and Funds, clients may include separately managed accounts which may co-invest with the Company and the Funds.

[6]
In certain circumstances, a Fund may form a special purpose vehicle to invest side by side with such Fund or as a special purpose subsidiary of one or more Funds to hold one or more investments (each a “Special Purpose Vehicle”).  Special Purpose Vehicles serve as intermediate investment vehicles through which the Funds hold certain investments.  Special Purpose Vehicles, which are or will be wholly owned by one or more Applicants, aggregate underlying investments in order to achieve efficiencies for the Funds.  Special Purpose Vehicles are generally formed because they are necessary or desirable from a tax, legal, accounting or regulatory perspective (for example, to address tax issues that a non-U.S. investor has in a Fund that are not shared by other domestic investors in a Fund), or to facilitate participation in certain types of investments (for example, blocker corporations are often also used to address tax issues that result from investing in a pass through entity like a partnership or a limited liability company).

The use of a Special Purpose Vehicle by the Company or a Fund will not alter the allocation of an investment opportunity among the Company or Fund(s) utilizing a Special Purpose Vehicle. Relief for Special Purpose Vehicles is being requested because the Special Purpose Vehicles are managed and/or controlled by GC Advisors or a Controlled Adviser and may invest side by side with the Funds.  Special Purpose Vehicles are persons described in Section 57(b)(2) of the Act.

Golub Capital Partners VI, L.P. Golub Capital Company VI, L.P. (“Golub Capital VI”) is a Delaware limited partnership.  Golub GP VI, LLC is the general partner of Golub Capital VI.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital VI’s management, operations and administration.  Golub Capital VI holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital VI is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VI, L.P.  Golub Capital Partners International VI, L.P. (“Golub Capital International VI”) is an exempted limited partnership in the Cayman Islands.  Golub GP Offshore VI, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, is the general partner of Golub Capital International VI.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital International VI’s management, operations and administration.  Golub Capital International VI holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital International VI is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital International Ltd. Golub Capital International Ltd. (“Golub Capital International”) is an exempted company incorporated and existing under the laws of the Cayman Islands.  Golub Capital Partners Management, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, is the investment adviser of Golub Capital International.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the investment adviser.  Golub Capital Partners Management, Ltd. will have ultimate responsibility for Golub Capital International’s management, operations and administration.  Golub Capital International holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital International is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

GC 2009 Mezzanine Partners, L.P.  GC 2009 Mezzanine Partners, L.P. (“Mezzanine Fund”) is a Delaware limited partnership.  GC 2009 Mezzanine GP, LLC, a Delaware limited liability company, is the general partner of Mezzanine Fund.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the general partner.  The general partner will have ultimate responsibility for the Mezzanine Fund’s management, operations and administration.  Mezzanine Fund holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Mezzanine Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of mezzanine investments across a range of industries and financial sponsors.

GEMS Fund L.P.  GEMS Fund L.P. (“GEMS Fund”) is a Delaware limited partnership.  GEMS Associates, LLC, a Delaware limited liability company, is the general partner of GEMS Fund.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business operations of the general partner.  The general partner will have ultimate responsibility for the GEMS Fund’s management, operations and administration.  GEMS Fund holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of GEMS Fund is to generate strong risk-adjusted net returns by assembling a portfolio of proprietary secondary investments and other investment opportunities that generally fall outside the structure or mandate of Golub Capital’s traditional direct lending funds.

GCM 2007 Opportunity Fund, L.P. GCM 2007 Opportunity Fund L.P. (“Opportunity Fund”) is a Delaware limited partnership.  Golub GCM 2007 GP, LLC is the general partner of Opportunity Fund.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Opportunity Fund’s management, operations and administration.  Opportunity Fund  holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Opportunity Fund is to generate strong risk-adjusted net returns by assembling a diversified portfolio of broadly syndicated senior secured loan investments across a range of industries.

Golub Capital Partners VII, L.P. Golub Capital Partners VII, L.P. (“Golub Capital VII”) is a Delaware limited partnership.  Golub GP VII, LLC is the general partner of Golub Capital VII.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital VII’s management, operations and administration.  Golub Capital VII holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital VII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Golub Capital Partners International VII, L.P.  Golub Capital Partners International VII, L.P. (“Golub Capital International VII”) is an exempted limited partnership in the Cayman Islands.  Golub GP Offshore VII, Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, is the general partner of Golub Capital International VII.  Entities controlled by Messrs. Lawrence E. Golub and David B. Golub control the business of the general partner.  The general partner will have ultimate responsibility for Golub Capital International VII’s management, operations and administration.  Golub Capital International VII holds investments directly and indirectly through Special Purpose Vehicles.

The investment strategy of Golub Capital International VII is to generate strong risk-adjusted net returns by assembling a diversified portfolio of investments across a range of industries and financial sponsors.

Special Purpose Vehicles.  Each currently existing Special Purpose Vehicle (and its Fund GP with respect to Special Purpose Vehicles that are organized as limited partnerships or limited liability companies) is listed on Schedule A.

The Funds and the Company may be under common control. Any of the Funds, Fund GPs or Controlling Adviser would be deemed to be a person identified in Section 57(b) of the Act if it is an affiliated person of GC Advisors within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company.

II.           RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.           Co-Investment in Portfolio Companies by the Company and the Funds

1.           Mechanics of the Co-Investment Program

In selecting investments for the Company, GC Advisors will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for the Funds, GC Advisors or a Controlled Adviser will select investments separately for each Fund, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular Fund.  GC Advisors anticipates that in many cases a portfolio company that is an appropriate investment for the Company will also be an appropriate investment for one or more Funds, with certain exceptions based on available capital or diversification.

Under the Co-Investment Program, each co-investment would be allocated between the Company, on the one hand, and the participating Funds (including, for the limited purpose of describing potential transaction participants, separately managed accounts for institutional clients of GC Advisors or a Controlled Adviser), on the other hand.  With respect to the Company’s participation in a Co-Investment Transaction, each transaction and the proposed allocation of the relevant investment opportunity would be approved prior to the actual investment by the directors eligible to vote under section 57(o) (the “Eligible Directors”).7  It is not expected that any Eligible Director will have a direct or indirect financial interest in any Co-Investment Transaction, other than through any interest such Eligible Director may have in securities of the Company. All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the terms and conditions contained in this Application.  The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Funds.

[7]
The term “Eligible Directors,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

Prior to entering into a Co-Investment Transaction, GC Advisors and any Controlled Adviser will determine separately the amount of the proposed investment to be made in the Co-Investment Transaction by the Company and any participating Funds.  If sufficient securities or loan amounts are available to satisfy the Company’s and each Fund’s proposed investment, the investment opportunity will be allocated among the Company and the Funds in accordance with GC Advisors’ and/or each Controlled Adviser’s pre-transaction determination.  If the amount of the investment opportunity is less than the aggregate amount proposed to be invested by the Company and the participating Funds, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if sufficient securities or loan amounts were available.  The Applicants believe that this will result in allocations that are fair and equitable over time while better reflecting the nature of the Company and the Funds, in that (i) each has a particular investment objective which leads it to seek differing proportions of certain asset classes that may differ from that sought by another Applicant; and (ii) certain of the Funds may have limited investment periods or restrictions on portfolio turnover, reducing the amount that can be committed to a particular investment – even if the Fund is relatively large.

2.           Reasons for the Co-Investment Program

The Applicants believe the Co-Investment Program will increase favorable investment opportunities for the Company.  However, the Co-Investment Program will be implemented only if it is approved by the Eligible Directors on the basis that it would be advantageous for the Company to have the additional capital from the Funds available to meet the funding requirements of portfolio companies.  A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or prudential limits on exposure to a single investment.  In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.8

In view of the foregoing, in cases where GC Advisors identifies an investment opportunity that requires a capital commitment that exceeds the Company’s legal or prudential limits, it must seek the participation of other entities with similar investment styles.  The availability of the Funds as investing partners of the Company may thus alleviate that necessity in certain circumstances and allow the Company to participate in attractive opportunities at levels that are appropriate for the Company.

The Company could lose some investment opportunities if it could not provide all of the financing needed by a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by GC Advisors due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction authorization from the Commission).  By reducing the number of occasions on which the Company’s individual or aggregate investment limits require GC Advisors to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities.  With the assets of the Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

[8]	See I.R.C. § 851(b)(4).

Additionally, from time to time, a portfolio company may seek to repay an existing obligation or restructure its capitalization by entering into a new financing transaction (a “Refinancing Transaction”).  Portfolio companies frequently engage in Refinancing Transactions to lower their cost of capital or to obtain additional capital and decisions to engage in a Refinancing Transaction are made by the portfolio company and not its existing lenders.  Often, a portfolio company will prefer to engage in a Refinancing Transaction with an incumbent creditor or investor.  Such Refinancing Transactions may present attractive co-investment opportunities for the Company and Funds.  When a Fund but not the Company is an investor in a portfolio company that engages in a Refinancing Transaction,9 any investment opportunity in the Refinancing Transaction will be treated as an initial Co-Investment Transaction.10  If the Company is unable to participate in Refinancing Transactions, the number and quality of investment opportunities available to the Company will be diminished.

GC Advisors and the Board believe that it will be advantageous for the Company to co-invest with the Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

GC Advisors and the Board also believe that co-investment by the Company and the Funds will afford the Company the ability to achieve greater diversification and, together with the Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the participating Funds co-invest.  Additionally, GC Advisors and the Board believe that the allocation methodology described herein provides for the equitable allocation of co-investments and takes into account the current capacity of the Company and participating Funds to make the type of investment presented by the co-investment opportunity.

B.           Applicable Law

1.           Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g. , Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[9]	In many cases, the Company will not be an incumbent because it did not exist at the time of the initial financing.

[10]
When a Fund and the Company are investors in a portfolio company that engages in a Refinancing Transaction, any investment opportunity in the Refinancing Transaction will be treated as a follow-on investment.

2.           Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person:  (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C.           Need for Relief

Certain transactions effected as part of the Co-Investment Program may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Because GC Advisors or a Controlled Adviser is the investment adviser to each of the Funds, the Company and the Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) if the Funds are deemed to be controlled by or under common control with GC Advisors.  Thus, a Fund could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.

D.           Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1, permitting the Funds to participate with the Company in the Co-Investment Program.

E.           Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.11   Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.  We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009 and Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 2005.12

[11]
Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (December 18, 1998) (order), Release No. IC-23573 (November 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (November 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (November 18, 1997) (order), Release No. IC-22864 (October 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (December 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (August 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (April 16, 1996) (order), Release No. IC-21836 (March 20,1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (December 11. 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAAC Private Equities Inc. (File No. 812-9028), Release No. IC-20887 (February 7, 1995) (order), Release No. IC-20831 (Jan. 12,1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (November 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (April 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (April 18, 1991) (order), Release No. IC-18058 (March 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (December 31, 1990) (order), Release No. IC-17894 (December 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. , (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. , (File No. 812-7133), Release No. IC-17123 (September 1, 1989) (order), Release No. IC-17101 (August 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc. , (File No. 812-7024), Release No. IC-16841 (February 27, 1989) (order), Release No. IC-16774 (January 24, 1989) (notice).

[12]	See note 11 above.

F.            Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Eligible Directors will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application will ensure that the Company is treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that GC Advisors or the principals of GC Advisors would not be able to favor the Funds over the Company through the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Funds as opportunities arise.

Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

G.           Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.   Each time GC Advisors considers an investment for the Funds and/or the Company, GC Advisors will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.  (a) If GC Advisors deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)   If the aggregate amount recommended by GC Advisors to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Funds in the same Co-Investment Transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.  GC Advisors will provide the Eligible Directors with information concerning the amount proposed to be invested by each participating Fund to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), GC Advisors will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each participating Fund, to the Eligible Directors for their consideration.  The Company will co-invest with a Fund only if, prior to the Company’s and the participating Fund’s participation in the Co-Investment Transaction, the Eligible Directors conclude that:

(i)   the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

(ii)   the transaction is consistent with

(A)   the interests of the stockholders of the Company; and

(B)   the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii)   the investment by the participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any participating Fund; provided, that if any participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Eligible Directors from reaching the conclusions required by this condition (2)(c)(iii), if

(A)   the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any,

(B)   GC Advisors agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, and

(C)   if a participating Fund or an affiliate of a participating Fund will receive fees or other compensation in connection with the participating Fund’s right to nominate a director or board observer or otherwise to participate in the governance or management of a portfolio company, such fees or other compensation will be shared pro rata among the Company and all participating Funds; and

(iv)   the proposed investment by the Company will not benefit any affiliated person of the Company, other than the participating Funds, except

(A) to the extent permitted by condition 13;

(B) to the extent permitted by sections 57(k); or

(C) indirectly, as a result of an interest in securities issued by a participating Fund or the Company.

3.   The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.   GC Advisors will present to the Board, on a quarterly basis, a record of all investments made by the Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company.  All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Refinancing Transactions treated as initial Co-Investment Transactions and made pursuant to conditions 1 and 2 above and follow-on investments made pursuant to condition 8 below, the Company will not invest in any portfolio company in which GC Advisors, any Fund or any person controlling, controlled by, or under common control with GC Advisors or a Fund but not the Company has an existing investment.

6.   The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the participating Funds.  The grant to a Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.

7.   If any of the Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Fund in a Co-Investment Transaction, GC Advisors will:

(a)           notify the Company of the proposed disposition at the earliest practical time; and

(b)           formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Eligible Directors.  The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Funds.  The Company will participate in such disposition to the extent that the Eligible Directors determine that it is in the Company’s best interests to do so.  The Company and each of the Funds will bear its own expenses in connection with any such disposition.

8.   If any Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, GC Advisors will:

(a)   notify the Company of the proposed transaction at the earliest practical time; and

(b)   formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Eligible Directors.

The Eligible Directors will make their own determination with respect to follow-on investments.  To the extent that:

(i)   the amount of a follow-on investment is not based on the Company’s and the Fund’s initial investments; and

(ii)   the aggregate amount recommended by GC Advisors to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Funds in the same follow-on investment, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among them pro rata based on the amount that each party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.  The Company will participate in such investment to the extent that the Eligible Directors determine that it is in the Company’s best interest.  The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9.   The Eligible Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Funds which the Company considered but declined to participate in, so that the Eligible Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order.

10.   The Company will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Eligible Directors under section 57(f).

11.   No Eligible Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Funds.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by GC Advisors under its investment advisory agreements with the Company and Funds, be shared by the Company and the Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by section 57(k)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction.  If any transaction fee is to be held by GC Advisors pending consummation of the transaction, the fee will be deposited into an account maintained by GC Advisors at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the participating Funds based on the amount they invest in such Co-Investment Transaction.  None of the participating Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory and administrative fees paid in accordance with investment advisory and administration agreements with the Company and the participating Funds) as a result of or in connection with a Co-Investment Transaction.

III.           PROCEDURAL MATTERS

A.           Communications

Please address all communications concerning this Application and the Notice and Order to:

David B. Golub
GC Advisors LLC
150 South Wacker Drive, Suite 800
Chicago, Illinois 60606
(312) 205-5050

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris
Michael L. Sherman
Dechert LLP
1775 I Street, N.W.
Washington, D.C.
(202) 261-3300

B.           Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by its Board on March 5, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act.  Each person executing the application on behalf of the Company, GC Advisors, the Funds, Fund GPs and Controlled Adviser says that he has duly executed the Application for and on behalf of the Company, GC Advisors, the Funds, Fund GPs or Controlled Advisers; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 29th day of September, 2010.

GOLUB CAPITAL BDC, INC.

By:          /s/ Sean K. Coleman
Name:    Sean K. Coleman
Title:      Chief Financial Officer

GC ADVISORS LLC

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS IV, L.P.
By:  Golub GP III, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Authorized Signatory

GOLUB CAPITAL PARTNERS V, L.P.
By: Golub GP V, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS VI, L.P.
By: Golub GP VI, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VI L.P.
By: Golub GP Offshore VI, Ltd., its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL INTERNATIONAL LTD.
By: Golub Capital Partners Management, Ltd., its Manager

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Vice Chairman

GC 2009 MEZZANINE PARTNERS, L.P.
By: GC 2009 Mezzanine GP, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL COMPANY IV, LLC
By: Golub Capital Partners IV, L.P., its Managing Member
By: Golub GP III, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL COMPANY V, LLC
By: Golub Capital Partners V, L.P., its Managing Member
By: Golub GP V, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL COMPANY VI, LLC
By: Golub Capital Partners VI, L.P., its Managing Member
By: Golub GP VI, LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL COINVESTMENT, L.P.
By: Golub Capital Coinvestment LLC, its General Partner

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS COINVESTMENT LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:           /s/ David B. Golub
Name:     David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL CP FUNDING LLC

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS HOLDINGS LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:           /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GEMS FUND, L.P.
By: GEMS Associates, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS COINVESTMENT 2008 LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL FINANCE, LLC
By: GC Advisors LLC, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GC FINANCE OPERATIONS LLC
By: Golub Capital Finance LLC, its Managing Member

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GOLUB CAPITAL REVOLVER FUNDING LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GC PARTNERS INTERNATIONAL LTD.
By: GC Advisors LLC, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD.
By: Golub Capital Management LLC, its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL LTD. 2005-1
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL LOAN TRUST 2005-1
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS 2007-1 LTD.
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD.
By: Golub Capital Incorporated, its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GCM 2007 OPPORTUNITY FUND, L.P.
By:  Golub GCM 2007 GP, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS FUNDING 2007-1 LTD.
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GCI CAPITAL MARKETS LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB INTERNATIONAL LOAN LTD. I
By:  Golub Capital International Management LLC, its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL FUNDING CLO-8 LTD.
By: Golub Capital Partners Management Ltd., its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

LEG PARTNERS DEBENTURE SBIC, L.P.
By: Golub Debenture GP, LLC, its General Partner

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

LEG PARTNERS III SBIC, L.P.
By: Golub PS-GP, LLC, its General Partner

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

GOLUB CAPITAL PARTNERS 2007-2 LTD.
By: Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL LTD. 2005-2
By: Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL FUNDING CLO-8-2, LTD.
By: Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS VII, L.P.
By: Golub GP VII, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.
By: Golub GP Offshore VII, Ltd. its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GOLUB GP III, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP V, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP VI, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP VII, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP OFFSHORE VI, LTD.

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Director

GC 2009 MEZZANINE GP, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GCM 2007 GP, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB GP OFFSHORE VII, LTD.

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GEMS ASSOCIATES, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL COINVESTMENT, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB DEBENTURE GP, LLC

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

GOLUB PS-GP, LLC

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

GOLUB CAPITAL INCORPORATED

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL MANAGEMENT LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS MANAGEMENT LTD.

By:           /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS INTERNATIONAL LTD.
By:           Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

SCHEDULE A

Controlled Advisers

Golub Capital Incorporated
Golub Capital International Management LLC
Golub Capital Management LLC
Golub Capital Partners Management Ltd.

Existing Funds

Golub Capital Partners IV, L.P.
Golub Capital Partners V, L.P.
Golub Capital Partners VI, L.P.
Golub Capital Partners VII, L.P.
Golub Capital Partners International VI, L.P.
Golub Capital Partners International VII, L.P.
Golub Capital International Ltd.
GC 2009 Mezzanine Partners, L.P.
GEMS Fund L.P.
GCM 2007 Opportunity Fund, L.P.

Special Purpose Vehicles

Golub Capital Company IV, LLC, the managing member of which is Golub Capital Partners IV, L.P.
Golub Capital Company V, LLC, the managing member of which is Golub Capital Partners V, L.P.
Golub Capital Company VI, LLC, the managing member of which is Golub Capital Partners VI, L.P.
Golub Capital Coinvestment, L.P., the general partner of which is Golub Capital Coinvestment, LLC
Golub Capital Partners Coinvestment Ltd.
Golub Capital CP Funding LLC, the management of which is controlled by Golub Capital Company IV, LLC, Golub Capital Company V, LLC, and Golub Capital Company VI, LLC
Golub Capital Partners Holdings Ltd.
Golub Capital Partners Coinvestment 2008 Ltd.
Golub Capital Finance, LLC, the management of which is controlled by Golub Capital Company IV, LLC, Golub Capital Company V, LLC, and Golub Capital Company VI, LLC
GC Finance Operations LLC, the managing member of which is Golub Capital Finance LLC
Golub Capital Revolver Funding LLC, the managing member of which is GC Finance Operations, LLC
GC Partners International Ltd.
Golub Capital Partners Ltd.
Golub Capital Management CLO 2007-1 Ltd.
Golub Capital Ltd. 2005-1
Golub Capital Loan Trust 2005-1
Golub Capital Partners Funding 2007-1 Ltd.
Golub Capital Partners 2007-1 Ltd.
Golub Capital Senior Loan Opportunity Fund Ltd., the general partner of which is Golub GCM 2007 GP, LLC
GCI Capital Markets LLC, the management of which is controlled by Golub Capital Management LLC
Golub Capital Partners International Ltd.
Golub International Loan Ltd. I
Golub Capital Funding CLO-8 Ltd.
LEG Partners Debenture SBIC, L.P., the general partner of which is Golub Debenture GP, LLC
LEG Partners III SBIC, L.P., the general partner of which is Golub PS-GP, LLC
Golub Capital Partners 2007-2 Ltd.
Golub Capital Ltd. 2005-2
Golub Capital Funding CLO-8-2, Ltd.

Golub Capital Partners VII, L.P., the general partner of which is Golub GP VII, LLC
Golub Capital Partners International VII, L.P., the general partner of which is Golub GP Offshore VII, Ltd.

Fund GPs

Golub GP III, LLC
Golub GP V, LLC
Golub GP VI, LLC
Golub GP VII, LLC
Golub GP Offshore VI, Ltd.
GC 2009 Mezzanine GP, LLC
Golub GP Offshore VII, Ltd.
GEMS Associates, LLC
Golub Capital Coinvestment, LLC
Golub Debenture GP, LLC
Golub PS-GP, LLC
Golub GCM 2007 GP, LLC

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated September 29, 2010, for and on behalf of Golub Capital BDC, Inc., GC Advisors LLC, Golub Capital Partners IV, L.P., Golub Capital Partners V, L.P., Golub Capital Partners VI, L.P., Golub Capital Partners International VI L.P., Golub Capital International Ltd., GC 2009 Mezzanine Partners, L.P., Golub Capital Company IV, LLC, Golub Capital Company V, LLC, Golub Capital Company VI, LLC, Golub Capital Coinvestment, L.P., Golub Capital Partners Coinvestment Ltd., Golub Capital CP Funding LLC, Golub Capital Partners Holdings Ltd., GEMS Fund, L.P., Golub Capital Partners Coinvestment 2008 Ltd., Golub Capital Finance, LLC, GC Finance Operations LLC, Golub Capital Revolver Funding LLC, GC Partners International Ltd., Golub Capital Partners Ltd., Golub Capital Management CLO 2007-1 Ltd., Golub Capital Ltd. 2005-1, Golub Capital Loan Trust 2005-1, Golub Capital Partners 2007-1 Ltd., Golub Capital Senior Loan Opportunity Fund Ltd., GCM 2007 Opportunity Fund, L.P., Golub Capital Partners Funding 2007-1 Ltd., GCI Capital Markets LLC, Golub International Loan Ltd. I, Golub Capital Funding CLO-8 Ltd., LEG Partners Debenture SBIC, L.P., LEG Partners III SBIC, L.P., Golub Capital Partners 2007-2 Ltd., Golub Capital Ltd. 2005-2, Golub Capital Funding CLO-8-2, Ltd., Golub Capital Partners VII, L.P., Golub Capital Partners International VII, L.P., Golub GP III, LLC, Golub GP V, LLC, Golub GP VI, LLC, Golub GP VII, LLC, Golub GP Offshore VI, Ltd., GC 2009 Mezzanine GP, LLC, Golub GCM 2007 GP, LLC, Golub GP Offshore VII, Ltd., GEMS Associates, LLC, Golub Capital Coinvestment, LLC, Golub Debenture GP, LLC, Golub PS-GP, LLC, Golub Capital Incorporated, Golub Capital International Management LLC, Golub Capital Management LLC, Golub Capital Partners Management Ltd., or Golub Capital Partners International Ltd., as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

GOLUB CAPITAL BDC, INC.

By:          /s/ Sean K. Coleman
Name:    Sean K. Coleman
Title:      Chief Financial Officer

GC ADVISORS LLC

By:          /s/ David B. Golub
Name:     David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS IV, L.P.
By:  Golub GP III, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GOLUB CAPITAL PARTNERS V, L.P.
By: Golub GP V, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS VI, L.P.
By: Golub GP VI, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VI L.P.
By: Golub GP Offshore VI, Ltd., its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL INTERNATIONAL LTD.
By: Golub Capital Partners Management, Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GC 2009 MEZZANINE PARTNERS, L.P.
By: GC 2009 Mezzanine GP, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL COMPANY IV, LLC
By: Golub Capital Partners IV, L.P., its Managing Member
By: Golub GP III, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL COMPANY V, LLC
By: Golub Capital Partners V, L.P., its Managing Member
By: Golub GP V, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL COMPANY VI, LLC
By: Golub Capital Partners VI, L.P., its Managing Member
By: Golub GP VI, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL COINVESTMENT, L.P.
By: Golub Capital Coinvestment LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS COINVESTMENT LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:           /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL CP FUNDING LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS HOLDINGS LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:           /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GEMS FUND, L.P.
By: GEMS Associates, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS COINVESTMENT 2008 LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL FINANCE, LLC
By: GC Advisors LLC, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GC FINANCE OPERATIONS LLC
By: Golub Capital Finance LLC, its Managing Member

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GOLUB CAPITAL REVOLVER FUNDING LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GC PARTNERS INTERNATIONAL LTD.
By: GC Advisors LLC, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS LTD.
By: Golub Capital Partners Management Ltd, its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL MANAGEMENT CLO 2007-1 LTD.
By: Golub Capital Management LLC, its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL LTD. 2005-1
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL LOAN TRUST 2005-1
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS 2007-1 LTD.
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL SENIOR LOAN OPPORTUNITY FUND LTD.
By: Golub Capital Incorporated, its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GCM 2007 OPPORTUNITY FUND, L.P.
By:  Golub GCM 2007 GP, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS FUNDING 2007-1 LTD.
By: Golub Capital Incorporated, its Servicer

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GCI CAPITAL MARKETS LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB INTERNATIONAL LOAN LTD. I
By:  Golub Capital International Management LLC, its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL FUNDING CLO-8 LTD.
By: Golub Capital Partners Management Ltd., its Collateral Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

LEG PARTNERS DEBENTURE SBIC, L.P.
By: Golub Debenture GP, LLC, its General Partner

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

LEG PARTNERS III SBIC, L.P.
By: Golub PS-GP, LLC, its General Partner

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

GOLUB CAPITAL PARTNERS 2007-2 LTD.
By: Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL LTD. 2005-2
By: Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL FUNDING CLO-8-2, LTD.
By: Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS VII, L.P.
By: Golub GP VII, LLC, its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL PARTNERS INTERNATIONAL VII, L.P.
By: Golub GP Offshore VII, Ltd. its General Partner

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GOLUB GP III, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP V, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP VI, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP VII, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GP OFFSHORE VI, LTD.

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Director

GC 2009 MEZZANINE GP, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB GCM 2007 GP, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB GP OFFSHORE VII, LTD.

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Authorized Signatory

GEMS ASSOCIATES, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB CAPITAL COINVESTMENT, LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Managing Member

GOLUB DEBENTURE GP, LLC

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

GOLUB PS-GP, LLC

By:          /s/ Lawrence E. Golub
Name:    Lawrence E. Golub
Title:       President

GOLUB CAPITAL INCORPORATED

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL INTERNATIONAL MANAGEMENT LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL MANAGEMENT LLC

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS MANAGEMENT LTD.

By:           /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

GOLUB CAPITAL PARTNERS INTERNATIONAL LTD.
By:           Golub Capital Partners Management Ltd., its Manager

By:          /s/ David B. Golub
Name:    David B. Golub
Title:       Vice Chairman

EXHIBIT A

Resolution of the Board of Directors of
GOLUB CAPITAL BDC LLC

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on March 5, 2010)